                                               1934 Act Registration No. 1-14418
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF: MARCH 2004

COMMISSION FILE NUMBER: 1-14418

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F |X|           Form 40-F | |

      Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes | |                 No |X|

      (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-      .)

================================================================================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003

      In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries, and references to "SK Telecom" shall mean SK Telecom Co., Ltd., but shall not include its consolidated subsidiaries. Unless otherwise indicated, references to our number of subscribers shall include Shinsegi Telecomm, Inc.'s subscribers from April 1, 2000. All references to "Korea" contained in this report shall mean The Republic of Korea and all references to the "Government" shall mean the government of The Republic of Korea.

      The financial information appearing in this report and in our accompanying non-consolidated financial statements is stated in Korean won. All references to "Won" or "W" in this report are to the currency of Korea. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

      This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are not historical facts and are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Forward-looking statements include, among other things, the discussions of revenue trends; subscriber and usage trends; impact of regulations, new technologies, tariffs and competition on our business and results of operations; anticipated economic developments; our liquidity and capital resources and our business outlook and anticipated trends.

      We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. Risks associated with our business, include risks related to changes in the regulatory environment; technology changes; potential litigation and governmental actions; changes in the competitive environment; political changes; currency risks; foreign ownership limitations; credit risks and other risks that are more fully described in our annual report filed on Form 20-F with the Securities and Exchange Commission. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

OVERVIEW

      We are Korea's leading wireless telecommunications services provider and a pioneer in the commercial development and provision of high-speed wireless data and Internet services.

      We provide our services principally through networks using CDMA technology. In October 2000, we became the world's first wireless operator to commercially launch CDMA 1xRTT, a CDMA-based advanced radio transmission technology for high-speed wireless data and wireless Internet services. CDMA 1xRTT allows transmission of data at speeds of up to 144 Kbps, compared to the 64 Kbps currently possible over our CDMA networks. In addition to higher data transfer speeds, CDMA 1xRTT technology uses packet-based data transmission, which permits more efficient use of wireless spectrum and packet-based pricing of data services.

      In December 2001, we acquired a license to develop, construct and operate a wide-band code division multiple access, or W-CDMA, digital cellular network using 2 X 20 MHz of radio frequency spectrum (i.e., 20 MHz for transmissions from handsets to cell sites and 20 MHz for transmissions from cell sites to handsets) in the 2 GHz band. In May 2003, we merged SK IMT, a subsidiary established for the principal purpose of operating and developing our W-CDMA services, into SK Telecom because we felt that we could better manage the technology, marketing and operations of the W-CDMA business as one entity. We commenced construction of the W-CDMA network and provision of W-CDMA service in Seoul at the end of 2003.

      In January 2002, we acquired the remaining 29.6% interest in Shinsegi, the second wireless operator to introduce wireless voice services in Korea, which we did not yet own, and merged Shinsegi into SK Telecom. As a result of this merger, we now have a combined 2 X 25 MHz of spectrum in the 800 MHz range.

      In January 2003, the MIC announced its plan to implement number portability with respect to wireless telecommunications services in Korea, allowing wireless subscribers to switch wireless service operators while retaining the same mobile phone number. Korea's wireless telecommunications system used a network-specific prefix system in which a unique prefix was assigned to all the phone numbers of a network operator. We were assigned the "011" prefix (the former Shinsegi subscribers used the "017" prefix) and our subscribers could not change their wireless phone service to another wireless operator while keeping their current numbers. Pursuant to the MIC's plan, number portability was first adopted by SK Telecom, starting from January 1, 2004. KT Freetel and LG Telecom will be required to introduce number portability starting from July 1, 2004 and January 1, 2005, respectively. In addition, from 2004 the MIC is integrating mobile telephone identification numbers into a common prefix identification number "010" in order to manage the availability of phone numbers efficiently and to secure phone number resources for the new services. All new subscribers are given the "010" prefix starting in January 2004, while existing users are able to maintain their mobile service identification number. We believe that the use of the common prefix identification system may have a greater effect on us as compared to our competitors because "011" has a very high brand recognition in Korea as the premium wireless telecommunications service. We can give no assurance that the implementation of the number portability system will not negatively affect our results of operations due to, among others factors, increased competition among wireless service providers (and a corresponding increase in our marketing costs), an adverse effect on our ability to attract new subscribers and a possible increase in our churn rate. We may also incur additional costs related to maintaining the number portability system and increased subscriber deactivations.

NON-CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2002 AND 2003

      We must file quarterly reports with the Financial Supervisory Commission of Korea and the Korea Stock Exchange. The audited, non-consolidated financial information as of and for the year ended December 31, 2002 and the unaudited, non-reviewed and non-consolidated financial information as of and for the year ended December 31, 2003 shown below were prepared pursuant to generally accepted accounting principles in Korea ("Korean GAAP").

      The financial information below is non-consolidated and includes the results of operations of our subsidiaries using the equity method of accounting. Therefore, our operating revenue, total assets and total liabilities, if prepared on a consolidated basis, could be significantly different from those in our non-consolidated financial statements, even though net income in our consolidated financial statements may be similar to that in our non-consolidated financial statements. Under Korean GAAP, our non-consolidated revenues accounted for approximately 78%, 74% and 93% of our consolidated revenues for the years ended December 31, 2000, 2001 and 2002, respectively. Since we have not yet completed the preparation of our consolidated accounts for the year ended December 31, 2003, we can give no assurance as to what the actual ratios are for that year.

      We merged Shinsegi into SK Telecom effective as of January 12, 2002. As a result, our results of operations after that date include the results of operations of the business that was previously operated by Shinsegi and accounted for using the equity method of accounting in our non-consolidated financial information.

                                                             FOR THE YEAR
                                                          ENDED DECEMBER 31,
                                                     ---------------------------
                                                         2002           2003
                                                     ------------   ------------
                                                         (IN BILLIONS OF WON)
NON-CONSOLIDATED INCOME STATEMENT DATA
Operating Revenue..................................  (Won)8,634.0   (Won)9,520.2
Operating Expenses.................................       5,950.4        6,439.6
Operating Income...................................       2,683.7        3,080.7
Other Income.......................................         272.5          250.4
Other Expenses.....................................         776.1          616.9
Income Taxes.......................................         670.0          771.4
                                                     ------------   ------------
Net Income.........................................  (Won)1,511.3   (Won)1,942.8
                                                     ============   ============

                                                          AS OF DECEMBER 31,
                                                     ---------------------------
                                                         2002           2003
                                                     ------------   ------------
                                                         (IN BILLIONS OF WON)
NON-CONSOLIDATED BALANCE SHEET DATA
Total Current Assets...............................  (Won)2,747.0   (Won)3,460.7
Total Non-Current Assets...........................       9,974.2        9,915.3
Total Assets.......................................      12,721.2       13,436.0
Total Current Liabilities..........................       4,015.9        4,232.0
Total Long-Term Liabilities........................       3,168.4        3,202.1
                                                     ------------   ------------
Total Shareholders' Equity.........................  (Won)5,536.9   (Won)5,941.8
                                                     ============   ============

      Non-Consolidated Operating Revenue. We earn revenue principally from initial connection fees and monthly access fees, usage charges and value-added service fees paid by subscribers to our wireless services, interconnection fees paid to us by other telecommunications operators and sales of wireless handsets by our subsidiary, SK Teletech. The amount of our revenue depends principally upon the number of our wireless subscribers, the rates we charge for our services, subscriber usage of our services and the terms of our interconnection with other telecommunications operators. For cellular services, we charge initial connection fees, monthly access fees, usage charges, wireless Internet service fees and monthly charges for value-added services. Under current regulations, we must obtain prior MIC approval of the terms on which we may offer our services, including all rates and fees charged for these services. Each of our competitors, however, is permitted to offer its services at rates set at its discretion without having to obtain the MIC approval.

      SK Telecom's operating revenue increased by 10.3% to Won 9,520.2 billion for the year ended December 31, 2003 from Won 8,634.0 billion for the year ended December 31, 2002, principally reflecting a 12.6% increase in cellular revenue to Won 8,492.9 billion for the year ended December 31, 2003 from Won 7,542.5 billion, which was partially offset by a 6.0% decrease in interconnection revenue. During the year ended December 31, 2002, we received an order from the MIC prohibiting us from signing on new subscribers for 30 days (from November 21, 2002 through December 2002) for violating MIC's handset subsidy regulation, which had a negative impact on revenues.

      The increase in SK Telecom's cellular revenue was principally due to an increase in wireless Internet sales by 80.6% to Won 1.320.1 billion for the year ended December 31, 2003 from Won 731.3 billion for the year ended December 31, 2002, representing 15.5% of SK Telecom's cellular revenue. The increase in wireless Internet sales was primarily due to the increased number of wireless Internet-enabled handset holders and the increase in usage of wireless Internet. Increased usage of value-added services contributed to an increase in revenue from value-added services by 29% to Won 424.8 billion for the year ended December 31, 2003 from Won 330.4 billion for the year ended December 31, 2002 even though revenue from such services decreased in the fourth quarter of 2003 as compared to the third quarter of 2003 as a result of the reduction in the Caller ID service fee. Despite the tariff cut in January 2003, call charges in 2003 increased due to the increases in total minute usage and in the number of subscribers. We believe that this trend principally reflects lower overall tariff levels and increased use of wireless telecommunications as a substitute for fixed-line communications.

      SK Telecom's non-consolidated average monthly revenue per subscriber (including interconnection revenue) increased by 1.4% to Won 44,546 for the year ended December 31, 2003 from Won 43,919 for the year ended December 31, 2002. The increase was principally due to increases in average monthly revenue per subscriber from wireless Internet usage, value-added services and interconnection fees, which were partially offset by decreases in revenue from sign-up fees and call charges.

      On an aggregate basis, interconnection revenue decreased by 5.9% to Won 1,027.3billion for the year ended December 31, 2003 from Won 1,092.3 billion for the year ended December 31, 2002. Under our interconnection agreements, we are required to make payments in respect of calls from our subscribers which are routed through networks of other Korean telecommunication operators, and the other operators are required to make payments to us in respect of calls which originate in their networks and terminate in our network. In April 2002, the MIC revised the manner in which interconnection charges for calls made from fixed-line operators to wireless networks and calls made between wireless networks are calculated, which resulted in an affect our net revenue, because the changes reduced the interconnection charges payable to us in respect of calls made from fixed-line networks to our wireless networks. The MIC is expected to introduce a new method of calculating interconnection payments, based on the originator's long-run incremental cost, in 2004.

      Non-Consolidated Operating Income. SK Telecom's operating income increased by 14.8% to Won 3,080.7 billion for the year ended December 31, 2003 from Won 2,683.7 billion for the year ended December 31, 2002. In 2003, our operating margin increased, primarily due to an increase in the number of our subscribers and decreases in the number of leased lines. Our operating income increased at a faster rate than our operating revenue principally because we were able to successfully limit a corresponding increase in our operating expenses. We cannot assure you that our operating margin will not decrease in future periods.

      SK Telecom's operating expenses for the year ended December 31, 2003 increased by 8.2% to Won 6,439.6 billion compared to Won 5,950.4 billion for the year ended December 31, 2002. Our operating expenses consist principally of depreciation, commissions paid to authorized dealers, network interconnection and leased line expenses, the cost of manufacturing handsets, advertising costs and labor costs. The increase in SK Telecom's operating expenses was primarily due to the increases in commissions, depreciation expenses, labor costs, leased line expenses and miscellaneous operating expenses.

      Total commissions increased by 16.6% to Won 2,324.6 billion for the year ended December 31, 2003 compared to Won 1,994.1 billion for the year ended December 31, 2002. The increase was primarily due to an increase in retention commissions paid in connection with the increased commission for handset changes in preparation for Mobile Number Portability and an increase in the payment of Information Usage Fee to content provider as wireless internet usage has increased.

      Depreciation and amortization expenses increased by 5.2% to Won 1,488.2 billion for the year ended December 31, 2003 compared to Won 1,414.6 billion for the year ended December 31, 2002. The increase in depreciation expenses was primarily due to the expansion of SK Telecom's CDMA 1xRTT network.

      Advertising expenses decreased by 17.9% to Won 361.1 billion for the year ended December 31, 2003 compared to Won 440.0 billion for the year ended December 31, 2002, primarily due to decreases in spending in preparation for Mobile Number Portability and aggressive marketing activities to retain our existing customers.

      Labor cost increased by 28.9% to Won 392.7 billion for the year ended December 31, 2003 compared to Won 304.6 billion for the year ended December 31, 2002. The increase was primarily due to the payment of incentive bonuses and wage increases.

      Leased line expenses increased by 13.3% to Won 302.3 billion for the year ended December 31, 2003 compared to Won 266.8 billion for the year ended December 31, 2002, primarily due to increases in the number of base stations and repeaters related to W-CDMA services.

      Non-Consolidated Other Income. Other income, consisting primarily of commission income, interest income, foreign exchange and translation gains and miscellaneous income, decreased by 8.1% to Won 250.4 billion for the year ended December 31, 2003 compared to Won 268.4 billion for the year ended December 31, 2002. Other income decreased primarily due to an absence of equity in earnings of affiliates which was present in 2002 and a decrease of 94.1% in foreign exchange and translation gains to Won 2.1 billion for the year ended December 31, 2003 compared to Won 34.8 billion for the year ended December 31, 2002. The decrease was offset by increases in interest income, commission income, and miscellaneous other income. Miscellaneous other income increased by 125.6% to Won 56.9 billion for the year ended December 31, 2003 compared to Won 25.2 billion for the year ended December 31, 2002.

      Non-Consolidated Other Expenses. Other expenses, consisting primarily of interest expense, research and development contributions and donations, loss on disposal of certain securities and miscellaneous expenses, decreased by 20.6% to Won 616.9 billion for the year ended December 31, 2003 compared to Won 776.1 billion for the year ended December 31, 2002. Other expenses decreased from 2002 primarily because, in 2002, we recognized certain one-time losses including a loss relating to disposal of Shinsegi's unused equipment, a loss relating to the disposal of marketable securities and a loss on investment securities impairment due to the share exchange transaction with KT Corporation. As a percentage of operating revenue, other expenses decreased to 6.5% for the year ended December 31, 2003 from 9.0% for the year ended December 31, 2002.

      Non-Consolidated Income Tax. Provision for income taxes increased by 16.3% to Won 771.4 billion for the year ended December 31, 2003 from Won 669.2 billion for the year ended December 31, 2002.

      Non-Consolidated Net Income. Principally as a result of the factors discussed above, SK Telecom's net income increased by 28.6% to Won 1,942.8 billion for the year ended December 31, 2003 from Won 1,511.3 billion for the year ended December 31, 2002.

INCOME STATEMENT

(KRW mn)                                                                  2003              2002
--------                                                               ----------        ----------
Operating revenue                                                       9,520,244         8,634,049
                                                                       ----------        ----------
Cellular revenue

     Voice                                                              7,172,825         6,811,273

     Wireless Internet                                                  1,320,107           731,273

Interconnection revenue                                                 1,027,312         1,091,503
                                                                       ----------        ----------
Operating expenses                                                      6,439,585         5,950,373
                                                                       ----------        ----------
Labor cost                                                                392,701           304,644

Commissions paid                                                        2,324,586         1,994,074

Advertising                                                               361,114           440,024

Depreciation                                                            1,488,165         1,414,627

Network interconnection                                                   738,236           737,990

Leased line                                                               302,288           266,804

R&D expenses                                                              199,074           170,536

Rent                                                                      140,213           137,142

Frequency usage fees                                                      129,525           119,216

Bad debt                                                                   19,536            15,357

Others                                                                    344,146           349,959
                                                                       ----------        ----------
Operating income                                                        3,080,660         2,683,676
                                                                       ----------        ----------
Other income                                                              250,448           272,459
                                                                       ----------        ----------
Interest income                                                            68,259            46,274

Commissions                                                               120,480           103,025

Gain on disposal of property & equipment                                    2,709             3,242

Equity in earnings of affiliates                                               --            59,877

Foreign exchange & translation gains                                        2,064            34,799

Others                                                                     56,936            25,242
                                                                       ----------        ----------

Other expenses                                                            616,914           776,141
                                                                       ----------        ----------
Interest                                                                  375,609           304,509

R&D contribution & donations                                               90,200           125,987

Loss on disposal of property & equipment                                   12,816           205,932

Equity in losses of affiliates                                             30,537                --

Foreign exchange & translation losses                                       1,065             6,020

Loss on impairment of investment securities                                20,343            44,896

Loss on disposal of investment assets                                      45,175            51,532

Others                                                                     41,169            37,264
                                                                       ----------        ----------
Ordinary income                                                         2,714,194         2,179,994
                                                                       ----------        ----------
Income before income taxes                                              2,714,194         2,180,498
                                                                       ----------        ----------
Income taxes                                                              771,444           669,220
                                                                       ----------        ----------
Net income                                                              1,942,750         1,511,278
                                                                       ----------        ----------

BALANCE SHEET

(KRW mn)                                                                  2003              2002
--------                                                               ----------        ----------
TOTAL ASSETS                                                           13,375,959        12,721,218
                                                                       ----------        ----------
  Current assets                                                        3,460,706         2,746,991
                                                                       ----------        ----------
   Cash and marketable securities                                         987,646           476,115

   Accounts receivable - trade                                          1,438,836         1,290,475

   Accounts receivable - other                                            811,496           809,616

   Short-term loans                                                        51,102            29,623

   Inventories                                                              8,024            10,718

   Other                                                                  163,602           130,444
                                                                       ----------        ----------
  Investment assets                                                     1,763,359         3,132,330
                                                                       ----------        ----------
   Investment securities 2)                                             1,418,734         2,806,963

   Long-term loans                                                         41,591            57,984

   Guarantee deposits                                                     246,004           221,815

   Other                                                                   57,030            45,568
                                                                       ----------        ----------
  Property & equipment                                                  4,551,626         4,451,548
                                                                       ----------        ----------
   Land                                                                   446,574           439,915

   Building & fixture                                                     840,237           778,833

   Machinery                                                            2,625,307         2,432,552

   Vehicles & others                                                      329,945           455,186

   Construction in progress                                               309,564           345,063
                                                                       ----------        ----------
  Intangible assets                                                     3,600,268         2,390,350
                                                                       ----------        ----------
TOTAL LIABILITIES                                                       7,434,121         7,184,271
                                                                       ----------        ----------
  Current liabilities                                                   4,231,974         4,015,859
                                                                       ----------        ----------
   Accounts payable                                                     1,117,835         1,587,532

   Short-term borrowings                                                  728,669           620,000

   Income taxes payable                                                   399,852           362,365

   Accrued expenses                                                       401,245           354,716

   Current portion of long-term debt                                    1,364,264           920,745

   Other                                                                  220,109           170,502
                                                                       ----------        ----------
  Long-term liabilities                                                 3,202,147         3,168,412
                                                                       ----------        ----------
   Bond payable & long-term borrowings                                  2,258,276         2,913,922

   Facility deposits                                                       44,197            46,850

   Accrued severance indemnities                                           63,663            45,861

   Others                                                                 836,011           161,778
                                                                       ----------        ----------
TOTAL SHAREHOLDERS' EQUITY                                              5,941,838         5,536,948
                                                                       ----------        ----------
   Capital stock                                                           44,639            44,576

   Capital surplus                                                      2,915,964         2,884,385

   Retained earnings                                                    5,140,349         4,897,099

   Capital adjustments                                                 (2,159,114)       (2,289,112)

     Treasury stock                                                    (2,047,103)       (2,192,449)

     Unrealized gain(loss) on valuation of investment securities         (115,752)          (99,115)

     Stock options                                                          3,741             2,452
                                                                       ----------        ----------

1) Cash & marketable securities : Cash & cash equivalent, marketable securities & short-term financial instruments are included

2) Investment securities : Investments in affiliates with more than 20% interest, listed companies & non-listed companies are included

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SK TELECOM CO., LTD.


                                                     By: /s/ Sung Hae Cho
                                                     --------------------

                                                     Name: Sung Hae Cho
                                                     Title: Vice President
                                                            IR Office

Date: March 15, 2004